SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  Form N-18F-1



                NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940













                 TEMPLETON SMALLER COMPANIES GROWTH FUND, INC.
                            Exact name of Registrant



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                            NOTIFICATION OF ELECTION



                  The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                                   SIGNATURE



                Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this Notification of Election to be duly executed on its behalf in the city of St. Petersburg, Florida on the 2nd day of November, 1995.



                  Signature:       TEMPLETON SMALLER COMPANIES GROWTH FUND, INC.
                                                 (Name of Registrant)



                                     By:/s/THOMAS M. MISTELE
                                             Thomas M. Mistele
                                              Secretary